UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒        Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

for the fiscal year
ended December 31, 2004.

or

☐        Transition Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

for the transition
period from              to               .

Commission File Number:  0-11204

Ameriserv Financial
401(k) Profit Sharing Plan

(Full title of the plan)

Ameriserv Financial, Inc.
Main and Franklin Streets
Johnstown, PA  15901

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant’s telephone number, including
area code:  (814) 533-5300

Notices and communications from the Securities and Exchange

Commission relative to this report should be forwarded to:

Ameriserv Financial, Inc.

Main and Franklin Streets

Johnstown, PA  15901

Attention:  Nicholas E. Debias, Jr.

With a copy to:

Wesley R. Kelso, Esquire

Stevens & Lee

Suite 602

25 North Queen Street

Lancaster, PA  17603

Item 1. Financial Statements and Exhibits

a.	Financial Statements

	1.	Report of Independent Registered Public Accounting Firm

	2.	Audited Statement of Net Assets Available for Benefits as of December 31, 2004

	3.	Audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004

	4.	Notes to Financial Statements

b.	Exhibits

	1.	Consent of S. R. Snodgrass, A.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of Ameriserv Financial 401(k) Profit Sharing Plan
Johnstown, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Ameriserv Financial 401(k) Profit Sharing Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The statement of net assets available for benefits of Ameriserv Financial 401(k) Profit Sharing Plan as of December 31, 2003, and the statement of changes in net assets available for benefits for the years ended December 31, 2003 and 2002, were audited by other auditors whose report, dated June 3, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Ameriserv Financial 401(k) Profit Sharing Plan as of December 31, 2004, and the changes in its financial status for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass, A.C.
Wexford, PA
April 29, 2005

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments, at fair value:

Common/Collective Funds	$8,957,282	$8,500,748
Mutual Funds	6,365,845	5,970,485
Ameriserve Financial, Inc.	552,017	463,100
Sky Financial	124,801	133,617
Money Market	1,114,565	1,347,360
Participant Loans	309,257	154,239
Total Investments	17,423,767	16,569,549

Contribution Receivable	4,393	31,334
Accrued Interest Receivable	34,266	25,500
Other Receivable	—	54,438
Cash	31,284	8

Net assets available for benefits	$17,493,710	$16,680,829

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

	For the year ended
	2004	2003	2002
INVESTMENT INCOME
Net Appreciation (depreciation) in fair value of investments	$1,190,129	$1,400,886	$(1,278,332)

Interest and dividends	141,892	324,520	443,779

Capital Gains	82,638	—	—

Total investment income	1,414,659	1,725,406	(834,553)

Contributions by employees	696,279	175,280	—

Contributions by employer	110,959	27,450	—

Transfers from other benefit plans	—	6,438,710	—

Rollovers	13,251	8,237	—

Total contributions	820,489	6,649,677	—

Total additions	2,235,148	8,375,083	—

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid directly to participants	1,422,267	951,310	1,512,502

Administrative expenses	—	—	20,430

Total deductions	1,422,267	7,423,773	1,532,932

Net increase (decrease)	812,881	9,257,056	(2,367,485)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of the year	16,680,829	9,257,056	11,624,541

End of the year	$17,493,710	$16,680,829	$9,257,056

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the AmeriServ Financial 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Interested parties should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of AmeriServ Financial, Inc., and its wholly owned subsidiaries AmeriServ Financial Bank, AmeriServ Trust and Financial Services, and AmeriServ Associates, Inc. (the “Companies”), including members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2653-06 (the “Union”) who have attained the age of 21 and the earlier of completion of 12 consecutive months of service with at least 500 hours of service (employee deferrals) or 1,000 hours of service (employer discretionary contribution).  The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions

Employees may elect to contribute, through the 401(k) feature, 1 percent to 100 percent of their base salaries each period, to the maximum amount permitted by the Internal Revenue Code.  Employees may elect to have their contributions in 5 percent increments invested in one or more of 30 mutual funds, 6 common/collective portfolios, 2 money market funds, and the AmeriServ Financial, Inc. common stock administered by the Plan’s trustee.  Although certain participants received shares of Three Rivers Bancorp, Inc. common stock (a.k.a. “Sky Financial” stock) as a result of the 2000 spin-off of AmeriServ Financial’s Three Rivers Bank subsidiary, such is not an investment option for additional purchase.  The diversified mutual fund investment options include a bond and government securities fund and various U.S. and foreign stock funds.

The Companies have the right to make a discretionary contribution to the Plan.  Any contribution to be made will be on an annual basis and such contribution is allocated as a percentage of compensation of eligible participants for the year.  In addition, the Companies contribute 2 percent of employee’s gross compensation on behalf of Union employees.

Participant Accounts

Each participant’s profit sharing account is credited with Plan earnings.  Allocations are based upon the proportionate value of all accounts.  The benefit to which each participant is entitled is that which can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the sponsor’s contributions in the Plan is based on completion of credited service years.  A credited service year is considered one in which the participant completed at least 1,000 hours of service.  Employees become 100 percent vested after five years of service.

Payment of Benefits

On termination of service, a participant will receive a lump sum amount equal to the vested value of his or her account.  The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability retirement benefits, and hardship withdrawals.

Forfeitures

Forfeitures of the participant non-vested accounts shall be applied to reduce the Companies’ contributions and will be reallocated immediately as of the Plan year end.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ significantly from those estimates.

Valuation of Investments

Quoted market prices are used to value investments.  Investments for which there is no quoted market price are reported at their estimated fair value.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 3 - INVESTMENTS

The Plan investments are administered by AmeriServ Trust and Financial Services (Trustee).

During 2004, the Plan’s investments (including investments bought, sold, as well as, held during the year) appreciated in value by $1,190,129.

Net Appreciation (Depreciation) in Fair Value During Year
2004
Investments at fair value as determined by quoted market price:
Common / Collective Funds	$685,713
Mutual Funds	486,479
AmeriServ Financial, Inc.	5,770
Sky Financial	12,167

Net appreciation in fair value	$1,190,129

Investments representing 5 percent or more of the Plan’s net assets at December 31 are as follows:

	2004		2003
	Principal Value	Fair Value	Principal Value	Fair Value
Investments at fair value as determined by quoted market price:

Dodge & Cox Balanced Fund	$842,361	$996,652	$851,794	$899,631
Fidelity Magellan	929,037	1,000,121	1,104,842	1,166,550
Pathroad Balance Growth & Income	2,828,560	3,217,963	2,890,669	3,017,908
Pathroad Capital Appreciation & Income	1,115,755	1,290,774	1,268,754	1,333,166
Pathroad Conservative Growth & Income	2,479,387	2,753,615	2,593,903	2,681,812
Pathroad Long-Term Equity	792,034	925,537	649,140	687,766

	$8,987,134	$10,184,662	$9,359,102	$9,786,833

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right, under the Plan, to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Plan’s application for determination is presently pending approval from the Internal Revenue Service.  The Plan’s Trustees do not expect any difficulty in receiving a favorable determination.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments.  Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract, which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds and participant loans would be considered financial instruments.  At December 31, 2004, the carrying amounts of these financial instruments approximate fair value.

REPORT ON SUPPLEMENTAL INFORMATION

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of AmeriServ Financial 401(k) Profit Sharing Plan as of or for the year ended December 31, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the plans management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated and all material respects in relation to the basic financial statements as a whole.

/s/ S.R. Snodgrass, A.C.
Wexford, PA
April 29, 2005

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

EMPLOYER IDENTIFICATION NUMBER 25-0851535

PLAN NUMBER - 002

DECEMBER 31, 2004

	Par or Shares	Cost	Current Value
Common stock
AmeriServ Financial, Inc.	106,733	$519,485	$552,017
Sky Financial	4,353	87,840	124,801

Total Common Stock			$676,818

Mutual Funds
Alger Large Cap Growth	320	3,461	$3,780
Alger Midcap Growth	3,632	53,402	61,278
Clipper Fund	5,166	428,670	463,257
Dodge & Cox Balanced Fund	12,560	842,361	996,652
Federated Capital Appreciation	295	6,817	7,477
Federated Kaufmann Fund	10,691	52,330	57,303
Fidelity Low-Priced Stock Fund	19,683	539,806	792,245
Fidelity Magellan	9,636	929,037	1,000,121
Franklin Biotechnology Discovery	1,965	95,905	105,441
Franklin Mutual Beacon	10,748	146,852	171,318
Goldman Sachs Global Income	840	11,990	11,312
Goldman Sachs Research Select List	1,001	5,834	7,136
Invesco Financial Services	238	6,187	6,973
Janus Growth & Income	1,109	28,009	35,704
Legg Mason Value Trust	5,329	305,553	374,373
Longleaf Partners	1,876	54,120	58,767
MFS International New Discovery Fund	284	6,028	6,153
Northern Technology	1,953	25,913	23,081
Pimco Total Return	16,128	172,734	172,082
T. Rowe Price Equity Income	7,508	175,886	199,644
Templeton Foreign	13,301	132,033	163,604
Tweedy, Browne B Global Value	9,691	190,741	224,728
Vanguard GNMA	11,854	124,651	123,761
Vanguard Health Care	562	64,336	71,241
Vanguard Institutional Index	5,854	602,547	648,088
Vanguard Primecap	3,988	212,817	248,450
Vanguard Short-term Federal	19,495	204,415	202,942
Vanguard Total Bond Market Index	4,668	47,771	47,938
Vanguard U.S. Growth	2,593	51,004	41,950
White Oak Growth Stock	1,146	46,321	39,046

Total Mutual Funds			$6,365,845

Common / Collective Funds
Pathroad Balanced Growth & Income	268,164	$2,828,560	$3,217,963
Pathroad Capital Appreciation & Income	104,432	1,115,755	1,290,774
Pathroad Conservative Fixed Income	42,091	441,559	452,902
Pathroad Conservative Growth & Income	226,635	2,479,387	2,753,615
Pathroad Intermediate Term Fixed Income	27,284	296,877	316,491
Pathroad Long-Term Equity	75,369	792,034	925,537

Total Common / Collective Funds			8,957,282

Money Market Funds
Goldman Sachs Financial Square Prime Obligation	462,839	462,839	462,839
SEI Stable Asset Money Market Funds	651,726	651,726	651,826

Total Money Market Funds			1,114,565

Participant Loans		309,257	309,257

Total			$17,423,767

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

EMPLOYER IDENTIFICATION NUMBER 25-0851535

PLAN NUMBER - 002

DECEMBER 31, 2004

Description of Assets	Purchases	Sales	Cost of Assets Sold	Net Gain (Loss)

Type (i) Transactions - a single transaction in excess of 5 percent of the fair value of plan assets

- None -

Type (ii) Transactions - series of transactions other than securities transactions in excess of 5 percent of the fair value of plan assets

- None -

Type (iii) Transactions - series of security transactions of the same issue aggregating in excess of 5 percent of the value of plan assets

- None -

Type (iv) Transactions - transactions in securities with a person if any single transaction was in excess of 5 percent of the fair value of plan assets

- None -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the AmeriServ Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 30, 2005	Ameriserv Financial 401(k) Profit Sharing Plan
AmeriServ Trust and Financial
Services Company, as Trustee

	By	/s/ Nicholas E. Debias, Jr.
Nicholas E. Debias, Jr.,
Vice President

Exhibit Index

Exhibit

1.             Consent of S. R. Snodgrass, A.C.